Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc.	2. Issuer Name and Ticker or Trading Symbol Regal Entertainment Group (RGC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 04/29/2003
(Street) New York, New York 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock, par value $.001	04/29/2003		S		16,200	D	$19.50
Class A Common Stock, par value $.001	04/29/2003		S		13,500	D	$19.51
Class A Common Stock, par value $.001	04/29/2003		S		2,500	D	$19.52
Class A Common Stock, par value $.001	04/29/2003		S		4,100	D	$19.53
Class A Common Stock, par value $.001	04/29/2003		S		1,000	D	$19.54
Class A Common Stock, par value $.001	04/29/2003		S		63,000	D	$19.55
Class A Common Stock, par value $.001	04/29/2003		S		600	D	$19.59
Class A Common Stock, par value $.001	04/29/2003		S		300	D	$19.65
Class A Common Stock, par value $.001	04/29/2003		S		1,400	D	$19.66
Class A Common Stock, par value $.001	04/29/2003		S		600	D	$19.67
Class A Common Stock, par value $.001	04/29/2003		S		300	D	$19.68
Class A Common Stock, par value $.001	04/29/2003		S		800	D	$19.69
Class A Common Stock, par value $.001	04/29/2003		S		200	D	$19.71
Class A Common Stock, par value $.001	04/29/2003		S		500	D	$19.78
Class A Common Stock, par value $.001	04/29/2003		S		23,000	D	$19.96
Class A Common Stock, par value $.001	04/29/2003		S		7,000	D	$19.97
Class A Common Stock, par value $.001	04/30/2003		S		2,900	D	$19.40
Class A Common Stock, par value $.001	04/30/2003		S		1,400	D	$19.42
Class A Common Stock, par value $.001	04/30/2003		S		17,500	D	$19.50
Class A Common Stock, par value $.001	04/30/2003		S		900	D	$19.51
Class A Common Stock, par value $.001	04/30/2003		S		500	D	$19.52
Class A Common Stock, par value $.001	04/30/2003		S		1,400	D	$19.53
Class A Common Stock, par value $.001	04/30/2003		S		500	D	$19.54
Class A Common Stock, par value $.001	04/30/2003		S		25,500	D	$19.55
Class A Common Stock, par value $.001	04/30/2003		S		1,000	D	$19.56
Class A Common Stock, par value $.001	04/30/2003		S		9,600	D	$19.57
Class A Common Stock, par value $.001	04/30/2003		S		18,200	D	$19.58
Class A Common Stock, par value $.001	04/30/2003		S		7,500	D	$19.59
Class A Common Stock, par value $.001	04/30/2003		S		99,400	D	$19.60
Class A Common Stock, par value $.001	04/30/2003		S		300	D	$19.61
Class A Common Stock, par value $.001	04/30/2003		S		2,200	D	$19.62
Class A Common Stock, par value $.001	04/30/2003		S		1,800	D	$19.63
Class A Common Stock, par value $.001	04/30/2003		S		9,100	D	$19.64
Class A Common Stock, par value $.001	04/30/2003		S		50,000	D	$19.70
Class A Common Stock, par value $.001	04/30/2003		S		1,100	D	$19.72
Class A Common Stock, par value $.001	04/30/2003		S		100	D	$19.73
Class A Common Stock, par value $.001	04/30/2003		S		700	D	$19.74
Class A Common Stock, par value $.001	04/30/2003		S		500	D	$19.75	5,251,233	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is a joint filing with Lehman Brothers Inc. ("LBI"), a wholly owned subsidiary of the Reporting Person, and LB I Group Inc. ("LB I Group"), a wholly owned subsidiary of LBI.

LB I Group is the actual owner of the remaining shares reported herein and was the actual owner of the shares sold.

Under the rules and regulations of the Securities and Exchange Commission, both the Reporting Person and LBI may be deemed to be the beneficial owners of the shares owned by LB I Group.

JOINT FILER INFORMATION

Name:

Lehman Brothers Inc.

Address:

745 Seventh Avenue
New York, New York 10019

Name:

LB I Group Inc.

Address:

745 Seventh Avenue
New York, New York 10019

Designated Filer:

Lehman Brothers Holdings Inc.

Issuer & Ticker Symbol:

Regal Entertainment Group (RGC)

Title of Security:

Class A Common Stock

Date of Event
Requiring Statement:

April 29, 2003

Signature on behalf
of above Joint Filers:

/s/ Barrett S. DiPaolo
Senior Vice President and Authorized Signatory

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Barrett S. DiPaolo **Signature of Reporting Person Vice President	05/01/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2